Mail Stop 3561

May 23, 2005


Mr. Stuart B. Rekant, Chairman and CEO
Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036

      Re:	Juniper Partners Acquisition Corp.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed May 3, 2005
      File No. 333-123050

Dear Mr. Rekant:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the company`s disclosure on the prospectus cover page and elsewhere concerning the nature of the company`s efforts to date to locate potential business combination candidates. In the context of whether the company has had contact with potential acquisition candidates, please do not limit your responses to the company`s officers, directors, promoters, or other affiliates. Disclose whether an agent or other representative (in addition to any officer, director, employee, shareholder, or affiliate of the company) of the issuer has taken any measure, direct or indirect, to locate a target business. If unaffiliated sources have approached you with possible candidates, then so disclose or advise supplementally. Please note in particular that we are not seeking simply whether a potential business combination candidate has been "selected," but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to one or more specific business combination transaction involving the company, or merely general considerations as to the company and a business combination transaction. In providing such disclosure, please make every effort to be complete and thorough in your discussion to ensure that all possible persons or entities, activities, and circumstances for which we are seeking disclosure are covered by such disclosure. Please note that the inclusion of incomplete, qualified, or limited disclosure is likely to result in additional comment. Please see Instruction 6 to Item 504 of Regulation S-K.
2. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, holders of the Series A units could lose their entire investment from the outset since the company would no longer have funds with which to conduct its search.
3. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.
4. Annexed Schedule A does not identify the principals, officers, directors, affiliates or counsel that have been involved in the various deals. Kindly provide this information.

Prospectus Summary, page 1
5. We note your disclosure, both here and elsewhere in the prospectus, concerning the ability of the company to enter into multiple combination transactions while still meeting the 80% of net assets test. Please provide additional disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.
6. We note the company`s statement on page 2 that the "liquidity of the units and general market conditions" will impact on HCFP/Brenner`s determination of whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus. Provide disclosure to detail such "liquidity" and "general market conditions" here and elsewhere in the prospectus as appropriate.

Risk Factors, page 9
7. Please add a separate risk factor to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.

Proposed Business, page 26
8. Provide, here or in an appropriate place, a discussion of the research and/or diligence undertaken or to be undertaken concerning the media and entertainment industry which has resulted in the company determining to undertake transactions in the industry including, but not limited to the industry itself as well as the segments within the industry, the primary factors in the industry and segments which make a potential acquisition desirable/undesirable, the existence, number of and characteristics of the potential acquisition candidates within each segment, and the likelihood or probability for success of a proposed business combination transaction within each industry segment.
9. We note that you have acquired a database of 297 domestic companies in the DVD and video production industry segment. Disclose this fact under "We have not identified a target business."
Advise
from whom you acquired this database and disclose in the prospectus whether the database includes all companies operating in this segment. To the extent it does not, disclose the criteria by which the 297 companies were selected.
10. You state under "Sources of target business" that you do not presently anticipate engaging the services of professional firms that specialize in business combinations on any formal basis. As you point out in response 7 dated May 3, 2005, section 3.23 of the Underwriting agreement sets forth the terms by which you have engaged the representative to act as your investment banker in connection with a business combination. Please revise the disclosure as appropriate to reconcile this inconsistent disclosure.



Certain Transactions, page 41
11. The staff notes your response to our prior comment 19. However, a statement as to the future actions taken by the company, without providing any basis for the assertion as to the future action to be taken, is illusory and gratuitous. We note the new disclosure on page 42 to the effect that the company will require the prior approval of its independent directors (if any) of such transactions, which would provide a basis for the company`s statement.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

Sincerely,



John Reynolds
Assistant Director


cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881